May 8, 2007

Jonathon R. Read
Ecotality, Inc.
6821E Thomas Road
Scottsdale, Arizona 85251

Re: Ecotality, Inc.
Form SB-2, Amendment No. 1
File No. 333-140612
Filed April 17, 2007
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Amendment No. 1 filed April 17, 2007

Dear Mr. Read:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

Risk Factors, page 4

1.   We note your response to prior comment 3 and reissue it. Include a separate risk factor to discuss the Federal government's right to a license in connection with any invention developed by Cal Tech. See, for example, your disclosure under "Government Regulation."

Selected Financial Data, page 9

2.   Please update to present "period from April 21, 1999 (Inception) to December 31, 2006." This comment also applies to your statement of operations data on page 3.

Management's Discussion, page 10

Overview of the Business, page 10

3.   In the second paragraph please clarify who you are referring to as "Parties." Also expand to describe the bases for the disputes regarding the intellectual property and technology, which it appears from your disclosure that you acquired pursuant to the technology contribution agreement.

Results of Operations, page 11

4.   We reissue prior comment 7. Disclose the identity of the two stockholders, and disclose the principal amounts of the bridge loans, their interest rates, and other terms. Describe the warrant transaction and the basis for the number and terms of the warrants issued and the calculation of interest represented by the warrant issuance. Clarify when the bridge loans were repaid. Provide similar disclosure in the related party transaction section of the prospectus.

Business, page 17

Electric Power Cell, page 17

5.   We note your response to prior comment 8 and reissue it. In addition to the requested disclosure, clarify whether your EPC system is based on the technology purchased from Messrs. Foote and Winfield.

6.   We note your response to prior comment 9 and reissue it. Please describe your current technology in reasonable detail. Your description should, at the least, explain the information provided in the "Technology Contribution Agreement" filed with your Form 8-K on February 22, 2006. Compare your technology to state-of-the-art similar and competing technology developments, if available from public sources or otherwise known.

7.   We note your response to prior comment 10 and reissue it. It is unclear where you have addressed the issue raised.

8.   We note your response to prior comment 12. Please include such information in the prospectus, and further, disclose Howard Foote's relationship to JPL.

9.   We note your response to prior comment 13 and reissue it. Please describe more specifically the terms of the agreement with JPL. Explain how JPL is expected to advance the technology to produce usable hydrogen output. Describe the technical performance acceptance standards and timeframe for their achievement.

10.   We note your response to prior comment 14. Include such information in the prospectus to clarify this deviation from the contract terms. If the settlement agreement adversely impacts your relationship with JPL, expand to discuss.

11.   We note your response to prior comment 15. Briefly disclose Mr. Winfield's prior role and why it was ended.

12.   On page 20, define the term "provisional patent application," and explain what more needs to be done in the process.

Management, page 22

13.   Please revise to include all disclosure regarding compensation and other information for 2006 required by Item 402 of Regulation S-B, as revised. See Release 33-8765A, which is available on our website.

Selling Stockholders and Plan of Distribution, page 28

14.   We note your response to prior comment 21 and 22. It is unclear where the specified revisions have been made. Please identify all selling security-holder broker dealers as underwriters in this section.

Related Party and other Material Transactions, page 38

15.   Please revise to discuss the related party bridge loans and warrants described in Notes 5 and 7 to the financial statements, and identify all related parties, including officers, directors, and major shareholders.

16.   We reissue comment 24. Please respond to the comment in full in this section.

Report of Independent Registered Public Accounting Firm, page F-1

17.   Please you have your auditors, Weaver & Martin LLC, revise their audit report to identify you as a development stage corporation. Refer to SFAS 7.

18.   Please refer to prior comment 27. Please have your former independent auditors, Beckstead and Watts, revise their report to clearly indicate the city and state in which the report was issued in compliance with Rule 2-02(a) of Regulation S-X.

Balance Sheet, page F-3

19.   Please revise the line item "total current <u>assets</u>" to read "total current <u>liabilities.</u>"

Note 3. Income Taxes, page F-11

20.   We note the table disclosing a "deferred tax asset" of $1.4 million as of December 31, 2006. Revise to state, if true, that since management believes it is more likely than not that the deferred tax asset will not be fully realized, the company has provided for a full valuation allowance against the deferred tax asset at December 31, 2006.

Note 6. Stockholders' Equity, page F-14

21.   Please refer to prior comment 29. We note that on March 1, 2006 you affected a 17.6471 for 1 forward stock split. Please revise the filing to present the stock split <u>retroactively</u> in your financial statements for all periods presented. For example, we note that the issuance of common shares on February 15, 2006 was for 7,500,018 common shares at $.0028 per share, please revise the note to only state the issuances on a post-split basis. Your current presentation is confusing. Refer to SAB Topic 4C for guidance.

22.   Please refer to prior comment 30. We note that you valued the February 15, 2006 issuance of 425,000 shares (7,500,018 on a post split basis) issued for executive compensation, based on a fair market value of $0.05 ($.00283 on a post split basis). Please explain in greater detail how you valued and recorded this issuance. Compare management's fair value per share determination of the February 15, 2006 issuance to the February 9, 2006, issuance of warrants at $.35 per share. Please also tell us the trading price of your common shares on March 2, 2006. We may have additional comments after reviewing your response.

Note 7. Warrants and Options, page F-14

23.   Please refer to prior comment 32. We see that you have a registration rights agreement for the shares and underlying warrants, which requires you to file a registration statement within 60 days of the closing date and to use reasonable efforts to cause the Registration Statement to become effective no later than 150

Jonathon R. Read
Ecotality, Inc.
May 8, 2007
Page 5

days after the closing date. In addition, we see that under the registration rights agreement, you must maintain effectiveness through twelve months thereafter. Please tell us about any penalties, including how much you have incurred to date as well as how much you expect you will continue to incur in the future, if applicable. Finally, tell us how you have accounted for the provisions of the registration rights agreement. Your response should address the impact of EITF 00-19-02 on your required accounting. Please be as detailed as possible in your response.

Note 9. Subsequent Events, page F-17

24.   We note that on February 15, 2007 you entered into a settlement agreement with Howard Foote and Elliot Winfield for cash of $600,000 and shares of common stock of 1.5 million. Please tell us and revise to disclose how you valued and recorded this agreement and refer to the authoritative guidance that supports your accounting. Also, revise to disclose the terms of the settlement agreement, including the noncompete provision and tell us your consideration of the guidance in paragraph A192 of SFAS 123R as it relates to this provision.

Exhibits

25.   We note your response to prior comment 34 and reissue it. It is unclear where the exhibits cited in the comment have been filed.

Exhibit 23.1

26.   Please refer to prior comment 26. Please include a current and signed consent from your independent auditors with every amendment to the filing. In this regard, request your auditors, Beckstead and Watts, to revise their consent to include a current date and to refer to the period from inception (April 21, 1999) to December 31, 2005.

Item 28. Undertakings, page II-2

27.   Refer to prior comment 37 which we reissue. Please revise to include the undertakings required by Regulation S-B Item 512(g)(ii).

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

28.   We note that you have omitted filing Section 302 certifications and furnishing Section 906 certifications which are required by Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act with your 10-KSB/A filed on April 17, 2007.

Accordingly, please file an amendment to your Form 10-KSB/A that includes the entire filing together with signed Section 302 certifications in the form currently set forth in Item 601(b)(31) of Regulation S-B and the required Section 906 certifications as set forth in Item 601(b)(32) of Regulation S-B of each of your current CEO and CFO.

Controls and Procedures, page 37

29.   Please refer to prior comment 39. We note that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your report. Note that Item 307 of Regulation S-B and Part III.F of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm, requires you to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Please apply this comment to all future filings.

30.   We note that management has concluded that your disclosure controls and procedures are effective "for gathering, analyzing, and disclosing the information required to disclose in the reports we file under the Securities and Exchange Act of 1934, within the time periods specified in the SEC's rules and forms." The language that is currently included after the word "effective" in your disclosure is superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise the filing so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). Please also apply this comment to all future filings.

31.   We note your disclosure that "there have been no significant changes in our internal control". Please revise the filing to remove the word significant and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-B. We note that you have made changes to your internal controls to remediate the material weaknesses which were identified in the September 30, 2006 Form 10-QSB as detailed in your response to prior comment 40 and we would expect such changes to be disclosed in this section. Please revise or advise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kevin Kuhar at (202) 551-3662 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc.   Gary Agron
       VIA TELEFAX (303) 770-7257